The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 7, 2023

Via EDGAR Transmission

Mr. Matthew Williams
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Mr. Williams:

This correspondence is being filed in response to your oral comments provided to U.S. Bancorp Fund Services, LLC, administrator to the Trust, on March 3, 2023, concerning the Trust’s Preliminary Proxy Statement filing on Schedule 14A filed on February 23, 2023, on behalf of the Trust and its series, the Evermore Global Value Fund. Capitalized terms not defined in this letter have the same meaning as in the Preliminary Proxy Statement.

For your convenience, the comments made by the staff have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

General

1.           Staff Comment: Please note the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, actions or absence of actions by the staff. Please note any comments may relate to or involve language that is repeated or restated in another section of the proxy statement. Please make corresponding and consistent changes as appropriate throughout the proxy statement. References to items and instructions in the comments of references and instructions to Schedule 14A unless otherwise indicated. Please provide a response letter addressed to the examiner in the form of an EDGAR Correspondence at least several days before the proxy statement is printed or finalized.

Response: The Trust confirms that the information and disclosure is accurate and adequate. Furthermore, the Trust confirms the response letter will be provided to the examiner before the definitive proxy statement is filed.

2.           Staff Comment: All copies of preliminary proxy statements and forms of proxy should be clearly marked “Preliminary Copies.”

Response: The Trust confirms that as applicable, future filings will be clearly marked as preliminary copies.

3.           Staff Comment: Please add language regarding internet availability of proxy materials.

Response: The Trust will make the requested change to include the website where shareholders can access the proxy materials.

Proxy Statement – Questions & Answers

4.           Staff Comment: Please revise disclosure to describe that broker non- votes are inapplicable for this proxy statement as there are only non-routine proposals in this proxy. Accordingly, disclosure should state that there will be no broker non-votes, and such shares will not be counted as present for quorum purposes or as a vote cast at the meeting. Please revise disclosure throughout consistent with this comment.

Response: The Trust will make the requested change as shown below:

“The presence of one-third (33-1/3%) of the outstanding shares of the Fund entitled to vote, present in person or represented by proxy, constitutes a quorum for the Proposals for the Fund. Proxies returned for shares whose proxies reflect an abstention on any item are all counted as shares present and entitled to vote for purposes of determining whether the required quorum of shares exists. However, such proxies will not be treated as votes cast at the Meeting.  Proxies returned for shares that represent broker non-votes will not be counted as shares present and entitled to vote for purposes of determining whether the required quorum of shares exists. If a quorum is not present for the Fund at the Meeting, or if a quorum is present at the Meeting but sufficient votes to approve the Proposals is not received on behalf of the Fund, or if other matters arise requiring shareholder attention, persons named as proxy agents may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to the Fund.”

Proxy Statement – Advisory Fees Paid to Evermore for the Fiscal Year Ended December 31, 2022

5.           Staff Comment: Please disclose there will be no recoupment of fees waived or expense reimbursement by Evermore once the new advisory agreement and sub-advisory agreement are in effect.

Response: The Trust will make the requested change as shown to clarify there will be no recoupment of fees if the agreement is approved:

“If shareholders approve the New Investment Advisory Agreement, F/m has agreed to continue the current expense limitation until at least December 31, 2025, but there will be no recoupment of fees waive or expense reimbursement paid to Evermore under the new agreement.”

Proxy Statement – Summary of the New Investment Advisory Agreement and the Current Investment Advisory Agreement

6.           Staff Comment: Please add language referring the shareholders to both the advisory and sub-advisory agreements appended as Exhibit A and B for a complete description of the terms of the new agreements.

Response: The Trust will make the requested changes in both sections, respectively:

Summary of the New Investment Advisory Agreement and the Current Investment Advisory Agreement

“A copy of the proposed New Investment Advisory Agreement is attached hereto as Exhibit A.  The following description is only a summary.  You should refer to Exhibit A for the New Investment Advisory Agreement for a complete description of the terms of the new agreement. The investment advisory services to be provided by F/m under the New Investment Advisory Agreement and the fee structure are identical to the services currently provided by Evermore and the fee structure under the Current Investment Advisory Agreement.”

Summary of the Sub-Advisory Agreement

“A copy of the proposed Sub-Advisory Agreement is attached hereto as Exhibit B.  The following description is only a summary.  You should refer to Exhibit B for a complete description of the terms of the Sub-Advisory Agreement. The description set forth in this Proxy Statement of the Sub-Advisory Agreement is qualified in its entirety by reference to Exhibit B.”

Proxy Statement – Proposal 1: Background

7.           Staff Comment: Please add the date and meeting details for when the Board approved the advisory agreement.

Response: The Trust respectfully responds that this language is in the Background section of Proposal 1.

Proxy Statement – Proposal 2: Background

8.          Staff Comment: Please revise the last paragraph of the Background section of Proposal 2 to clarify that the approval of a new investment sub-advisory agreement also requires the affirmative vote of the shareholders in addition to a vote of approval from the Board.

Response: The Trust will make the requested change to revise the paragraph as shown below:

“Under the 1940 Act, in addition to the approval of the Board, the approval of a new investment sub-advisory agreement requires the affirmative vote of a “majority of the outstanding voting securities” of the Fund. Accordingly, you are being asked to approve the Sub-Advisory Agreement for the Fund.”

Proxy Statement – Proposal 1 and Proposal 2 Background Sections

9.           Staff Comment: Please disclose if the investment adviser acts as such with respect to any other fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also indicate for any fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response: The Trust will make the requested change by including the below as the last sentence in the first paragraph of the Background section of Proposal 1:

“F/m does not manage any assets with a similar investment objective as the Fund.”

Furthermore, the Trust will make the requested change by including the below as the last sentence in the first paragraph of the Background section of Proposal 2:

“MFP does not manage any assets with a similar investment objective as the Fund.”

10.         Staff Comment: Discuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract.

Response: The Trust respectfully responds that this disclosure is included in the Board Considerations and Approval section.

Proxy Statement – Board Considerations and Approval

11.        Staff Comment: Please describe briefly and state the approximate amount, where practicable,  any material interest direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any parent or subsidiary of the investment adviser (other than another fund), of any subsidiary of the parent of such entities was or is to be a party.

Response: The Trust will make the requested change by including the below in the respective section:

“As of December 31, 2022, the Independent Trustees and their respective immediate family members (spouse or dependent children) did not own beneficially or of record any securities of the Trust’s investment advisers or distributor, or of any person directly or indirectly controlling, controlled by, or under common control with the investment advisers or distributor.”

Proxy Statement – General Information: Solicitation of Proxies

12.         Staff Comment: Please disclose the overall estimated costs of the solicitation.

Response: The Trust will make the requested change as shown below:

“Broadridge will be paid approximately $3,665.80 and will be reimbursed for its related expenses. The Trust estimates that the total expenditures relating to the solicitation of proxies will be approximately $10,000.”

Proxy Statement – General Information: Householding

13.        Staff Comment:  Provide the phone number and mailing address to which a security holder can direct a notification to the registrant that the security holder wishes to receive a separate annual report to security holders, proxy statement, or Notice of Internet Availability of Proxy Materials, as applicable, in the future.

Response: The Trust will make this requested change as shown below:

“If possible, depending on shareholder registration and address information, and unless you have otherwise opted out, only one copy of this Proxy Statement will be sent to shareholders at the same address. However, each shareholder will receive separate proxy cards.  If you would like to receive a separate copy of the Proxy Statement, please call 833-757-0709 or write to U.S. Bank Global Fund Services at 615 East Michigan Street, Milwaukee, Wisconsin 53202. If you currently receive multiple copies of Proxy Statements or Shareholder Reports and would like to request to receive a single copy of documents in the future, please call 833-757-0709 or write to U.S. Bank Global Fund Services at 615 East Michigan Street, Milwaukee, Wisconsin 53202.”

Proxy Statement – Quorum and Methods of Tabulation

14.          Staff Comment: Please revise the disclosure regarding broker non-votes as instructed in Staff Comment 4.

Response: The Trust will make the requested change as shown below:

“For purposes of determining the presence of a quorum for the Meetings, the inspectors will count as present the total number of shares voted “for” or “against” approval of any proposal, as well as shares represented by proxies that reflect abstentions. Proxies returned for shares that represent broker non-votes will not be counted as shares present and entitled to vote for purposes of determining whether the required quorum of shares exists. With regard to the Proposals, assuming the presence of a quorum, abstentions will not be treated as votes cast at the Meeting.”

Proxy Statement – Outstanding Shares

15. Staff Comment: Please provide information explaining whether action is to be taken with respect to the election of directors or the approval of an advisory contract, describe any purchases or sales of securities of the investment adviser or its Parents, or Subsidiaries of either, since the beginning of the most recently completed fiscal year by any director or any nominee for election as a director of the Fund. Furthermore, if applicable, please state for the most recently completed fiscal year: (i) The aggregate amount of commissions paid to any Affiliated Broker; and (ii) The percentage of the Fund's aggregate brokerage commissions paid to any such Affiliated Broker. Additionally, disclose the amount of any fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the investment advisory contract or for brokerage commissions). State whether these services will continue to be provided after the investment advisory contract is approved.

Response: The Trust will make the requested change as shown below.

“EQSF Holdings, LLC (“EQSF”) owns a 50% interest in the Adviser.  EQSF is organized as a Delaware limited liability company and is owned by three officers of the Trust as detailed below:

Owner of EQSF	Percentage Of Ownership Interest in EQSF	Officer Position Held with the Trust
Steven Plump	33.34%	President
James G. Shaw	33.33%	Chief Financial Officer, Chief Operating Officer and Secretary
Craig A. Urciuoli	33.33%	Director of Marketing & Business Development

During the fiscal year ended August 31, 2022, Messrs. Plump, Shaw, and Urciuoli received compensation from the Trust in the amount of $20,000, $315,500, and $262,032, respectively.  Following the approval of the New Investment Advisory Agreement, the above listed officers of the Trust will continue to serve and be compensated as officers of the Trust.”

* * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Hannah Hathaway at (414) 516-1557 or hannah.hathaway@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Steven Plump, The RBB Fund Trust Jillian Bosmann, Faegre Drinker Biddle & Reath LLP